UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number
THOMPSON CREEK METALS COMPANY INC.

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English (if applicable))
Ontario

(Province or other jurisdiction of incorporation or organization)
1061

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

(Address and telephone number of Registrant’s principal executive offices)
Thompson Creek Metals Company USA
945 West Kenyon Avenue, Unit B
Englewood, Colorado
U.S.A. 80110-8135
(303) 761-8801

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, no par value	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
For annual reports, indicate by check mark the information filed with this Form: N/A
☐ Annual information form     ☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
N/A
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
☐ Yes 82-                         ☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes                               ☑ No

     Unless otherwise indicated or the context otherwise requires, the following terms used in this Registration Statement will have the meanings below:
•	the term “Registrant” refers to Thompson Creek Metals Company Inc.; and

•	the terms “we,” “us,” “our” or similar terms refer to the Registrant and its wholly-owned subsidiaries.
     Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.
FORWARD-LOOKING STATEMENTS
     This registration statement includes and incorporates certain forward-looking statements. Forward-looking statements include statements concerning our expectations, plans, objectives, goals, strategies, future events, future revenues or operating performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends, the future price of molybdenum, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “plans,” “expects,” “believes,” “anticipates,” “intends,” “estimates,” “scheduled,” “forecasts” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
     Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to:
•	our failure to successfully integrate acquisitions;

•	our fixed obligations;

•	our ability to pursue business activities as a result of restrictive covenants in our debt facilities;

•	general business, economic, competitive, political and social uncertainties;

•	actual results of current exploration activities;

•	actual results of reclamation activities;

•	conclusions of economic evaluations;

•	changes in project parameters as plans continue to be refined;

•	possible variations of ore grade or recovery rates;

•	failure of plant, equipment or processes to operate as anticipated;

•	the age of certain of our facilities and equipment;

•	accidents, labor disputes and other risks of the mining industry;

•	access to skilled labor;

•	relations with employees;

•	dependence upon key management personnel and executives;

•	political instability, insurrection or war;

•	disruption of transportation services;

•	increased transportation costs; and

•	delays in obtaining governmental permits and approvals or financing or in the completion of development or construction activities.
     Our Annual Information Form, which is attached hereto as Exhibit 99.1, particularly in the section entitled “Risk Factors,” and the information contained in our management’s discussion and analysis for the year ended December 31, 2006 and for the quarterly periods ended March 31, 2007 and June 30, 2007, attached hereto as Exhibits 99.39, 99.20 and 99.8, discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.
     Forward-looking statements contained in the Exhibits incorporated by reference in this Registration Statement are made as of the respective dates set forth in such Exhibits, and such forward-looking statements are based on the beliefs, expectations and opinions of our management as of such dates. In preparing this Registration Statement, we have not updated any such forward-looking statements to reflect any change in circumstances or in our management’s beliefs, expectations and opinions that may have occurred prior to the date hereof. We disclaim any obligation to update any forward-looking statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
     The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

     Under a multijurisdictional disclosure system adopted by the United States, the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP pertaining to the Registrant are described in Note 24 to the Registrant’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, attached hereto as Exhibit 99.172.
RESOURCE AND RESERVE ESTIMATES
     The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, as amended. These definitions differ from the definitions in the Commission Industry Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.
     In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Guide 7 and normally are not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
     Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 to 99.171 and Exhibits 99.186 to 99.187, inclusive, as set forth in the Exhibit Index attached hereto.
     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.172, the audited consolidated financial statements of the Registrant for the year ended December 31, 2006 and 2005, which includes a reconciliation of the Registrant’s audited consolidated financial statements for the year ended December 31, 2006, to US GAAP in accordance with Item 17 of Form 20-F under the Exchange Act.
     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.173 to 99.185, inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SECURITIES
     See the section entitled “Description of Capital Structure – Common Shares” on pages 40-41 of the Annual Information Form of the Registrant for the year ended December 31, 2006, filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.
OFF-BALANCE SHEET ARRANGEMENTS
     The Registrant has no off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The following table lists the Registrant’s contractual obligations at December 31, 2006.

		Payments Due By Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands of US Dollars)
Long-term debt obligations	$411,073	$77,284	$154,776	$87,158	$91,855
Operating lease obligations	1,832	205	672	752	203
Purchase obligations	160,104	160,104	—	—	—
Other long-term obligations	8,008	—	—	—	8,008

Total	$581,017	$237,593	$155,448	$87,910	$100,066

The Registrant has entered into agreements to purchase molybdenum in 2007. The Registrant expects to purchase 10.4 million pounds of molybdenum under these agreements. However, one of these agreements requires the Registrant to buy a percentage of molybdenum produced and not a fixed amount of molybdenum. While the Registrant expects to buy a certain amount under this contract, there is no certainty to the amount that will be purchased or is required to be purchased. As such, this contract to acquire molybdenum has not been included in the above table. The final price to be paid by the Registrant pursuant to the other agreements to purchase molybdenum will be based on the market price of molybdenum oxide one to three months after delivery, less an agreed upon discount. The purchase obligation of the Registrant is based on the December 2006 market price of molybdenum, less the agreed upon discount.
The Registrant has established a long-term incentive program for certain US employees that is payable at the earliest of June 30, 2012, termination (except for cause) or retirement. The liability has been presented as a long-term severance and other liability and was $8,008,000 at December 31, 2006.
UNDERTAKINGS
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS
     Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Appointment of Agent for Service and Undertaking on Form F-X.
     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

THOMPSON CREEK METALS COMPANY INC.
By:	/s/ Kevin Loughrey
	Name:	Kevin Loughrey
	Title:	President and Chief Executive Officer

Date: October 30, 2007

EXHIBIT INDEX
The Registrant was formerly known as Blue Pearl Mining Ltd. and changed its name to Thompson Creek Metals Company Inc. on May 11, 2007 (see Exhibit 99.14 to this Registration Statement).
The following exhibits have been filed as part of the Registration Statement.

Exhibit No.	Description

Canadian Public Filings

99.1	Blue Pearl Mining Ltd. Annual Information Form for the year ended December 31, 2006.

99.2	Blue Pearl Mining Ltd. Audited Annual Consolidated Financial Statements for the years ended December 31, 2006 and 2005, which financial statements were subsequently amended and reconciled to US GAAP in Exhibit 99.172 hereto.

99.3	Consent of Dr. Anoush Ebrahimi, P.Eng. to the filing of the technical report entitled “Report to: Endako Mines, British Columbia Canada — Mine Planning and Reserve Estimate” dated August 23, 2007.

99.4	Technical report entitled “Report to: Endako Mines, British Columbia Canada - Mine Planning and Reserve Estimate” dated August 23, 2007.

99.5	News release dated August 10, 2007 announcing the net income of Thompson Creek Metals Company Inc. for the Second Quarter of 2007.

99.6	Form 52-109F2 — Certification of Interim Filings by the Chief Executive Officer of Thompson Creek Metals Company Inc. dated August 10, 2007.

99.7	Form 52-109F2 — Certification of Interim Filings by the Chief Financial Officer of Thompson Creek Metals Company Inc. dated August 10, 2007.

99.8	Management’s Discussion and Analysis for the three and six months ended June 30, 2007 and 2006.

99.9	Interim Financial Statements for the three and six months ended June 30, 2007 and 2006.

99.10	News release dated August 9, 2007 announcing the scheduling of a conference call regarding the financial results of Thompson Creek Metals Company Inc. for the Second Quarter of 2007.

99.11	News release dated July 10, 2007 announcing the revised mine life of 27 years at Endako Molybdenum Mine.

99.12	Consent of Greg Z. Mosher, P.Geo. to the filing of the technical report entitled “Technical Report on the Endako Mine — British Columbia, Canada” dated May 29, 2007.

99.13	Technical report entitled “Technical Report on the Endako Mine — British Columbia, Canada” dated May 29, 2007.

Exhibit No.	Description

99.14	Form 51-102F3 — Material Change Report dated May 16, 2007 announcing a corporate name change and announcing the election of two new directors.

99.15	Report of Voting Results for the annual and special meeting of the shareholders held on May 10, 2007.

99.16	News release dated May 11, 2007 announcing the corporate name change from Blue Pearl Mining Ltd. to Thompson Creek Metals Company Inc. and announcing the election of two new directors.

99.17	Articles of Amendment dated May 11, 2007.

99.18	Form 52-109F2 — Certification of Interim Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated May 10, 2007.

99.19	Form 52-109F2 — Certification of Interim Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated May 10, 2007.

99.20	Management’s Discussion and Analysis for the three months ended March 31, 2007 and 2006.

99.21	Interim Financial Statements for the three months ended March 31, 2007 and 2006.

99.22	News release dated May 10, 2007 announcing the cash flows of Blue Pearl Mining Ltd. for the First Quarter of 2007.

99.23	News release dated May 9, 2007 announcing the webcast of the annual general meeting of Blue Pearl Mining Ltd. and scheduling a conference call regarding the financial results of Blue Pearl Mining Ltd. for the First Quarter of 2007.

99.24	News release dated May 2, 2007 announcing the posting of a corporate video on the website of Blue Pearl Mining Ltd.

99.25	Electronic transmission dated April 20, 2007 describing materials sent to shareholders.

99.26	Form 51-102F3 — Material Change Report dated April 26, 2007 announcing an updated measured and indicated molybdenum resource estimate for Endako Mine.

99.27	News release dated April 18, 2007 announcing the posting of the 2006 Annual Report and Investor Presentation on the website of Blue Pearl Mining Ltd.

99.28	News release dated April 16, 2007 announcing a new measured and indicated resource of molybdenum at Endako Mine.

99.29	Form of Proxy to be used at the annual and special meeting of the shareholders to be held on May 10, 2007.

99.30	Blue Pearl Mining Ltd. Management Information Circular.

Exhibit No.	Description

99.31	Blue Pearl Mining Ltd. Notice of Annual and Special Meeting of the Shareholders dated March 30, 2007.

99.32	Blue Pearl Mining Ltd. Annual Report for 2006 including the audited consolidated financial statements for the years ended December 31, 2006 and 2005, which financial statements were subsequently amended and reconciled to US GAAP in Exhibit 99.172 hereto.

99.33	News release dated April 11, 2007 announcing the posting of a new report concerning structural changes in molybdenum demand on the website of Blue Pearl Mining Ltd.

99.34	Amended Confirmation of Notice of Record and Meeting Dates dated April 4, 2007.

99.35	News release dated April 3, 2007 announcing a $36 million dollar financing.

99.36	Form 52-109F1 — Certification of Annual Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated April 2, 2007.

99.37	Form 52-109F1 — Certification of Annual Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated April 2, 2007.

99.38	News release dated March 26, 2007 announcing the cash flow of Blue Pearl Mining Ltd. for 2006.

99.39	Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005.

99.40	Form 13-502F1 — Class 1 Reporting Issuers — Participation Fee.

99.41	News release dated March 20, 2007 announcing the scheduling of a conference call regarding the financial results of Blue Pearl Mining Ltd. for 2006.

99.42	Form 51-102F3 — Material Change Report dated March 13, 2007 announcing that Blue Pearl Mining Ltd. will prepay the US$62 million Second Lien Credit Facility.

99.43	News release dated March 12, 2007 announcing that Blue Pearl Mining Ltd. will prepay the US$62 million Second Lien Credit Facility.

99.44	Confirmation of Notice of Record and Meeting Dates dated March 9, 2007.

99.45	News release dated March 6, 2007 announcing that the archived webcast of the molybdenum outlook presentation has been posted on the website of Blue Pearl Mining Ltd.

99.46	News release dated February 28, 2007 inviting investors to the molybdenum outlook presentation to be held on March 5, 2007.

99.47	News release dated February 8, 2007 announcing that the Executive Chairman of Blue Pearl Mining Ltd. will speak at a February 8, 2007 On-Line Investor Forum.

99.48	News release dated January 24, 2007 announcing that Blue Pearl Mining Ltd. appointed a Director of Investor Relations.

99.49	News release dated January 16, 2007 announcing Blue Pearl Mining Ltd.’s long-term strategy to maximize mine life and profitability.

Exhibit No.	Description

99.50	Letter from the former auditor of Blue Pearl Mining Ltd. dated January 12, 2007 regarding the Change of Auditor Notice of Blue Pearl Mining Ltd.

99.51	Letter from the successor auditor of Blue Pearl Mining Ltd. dated January 12, 2007 regarding the Change of Auditor Notice of Blue Pearl Mining Ltd.

99.52	Notice of Change of Auditor of Blue Pearl Mining Ltd. dated January 12, 2007.

99.53	Form 51-102F4 — Business Acquisition Report dated December 20, 2006 announcing the acquisition of all of the issued and outstanding shares of Thompson Creek Metals Company by Blue Pearl Mining Ltd. effective October 26, 2006.

99.54	News release dated December 12, 2006 announcing that Blue Pearl Mining Ltd. will be added to the S&P/TSX Composite Index as of December 18, 2006.

99.55	Form 51-102F3 — Material Change Report dated December 6, 2006 announcing the appointment of Kevin Loughrey as President and Chief Executive Officer of Blue Pearl Mining Ltd.

99.56	News release dated December 5, 2006 announcing the appointment of Kevin Loughrey as President and Chief Executive Officer of Blue Pearl Mining Ltd.

99.57	Common Share Purchase Warrant Indenture dated October 23, 2006 between Blue Pearl Mining Ltd. and Equity Transfer & Trust Company.

99.58	News release dated November 13, 2006 announcing the appointment of Kevin Loughrey as a Director of Blue Pearl Mining Ltd.

99.59	Form 52-109F2 — Certification of Interim Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated November 10, 2006.

99.60	Form 52-109F2 — Certification of Interim Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated November 10, 2006.

99.61	Management’s Discussion and Analysis for the three and nine months ended September 30, 2006.

99.62	Interim Financial Stetements for the three and nine months ended September 30, 2006.

99.63	Form 51-102F3 — Material Change Report dated November 3, 2006 announcing the closing of the acquisition of Thompson Creek Metals Company by Blue Pearl Mining Ltd.

99.64	First Lien Credit Agreement dated October 26, 2006.

99.65	Second Lien Credit Agreement dated October 26, 2006.

99.66	News release dated October 26, 2006 announcing the closing of the acquisition of Thompson Creek Metals Company by Blue Pearl Mining Ltd.

Exhibit No.	Description

99.67	News release dated October 23, 2006 announcing the closing of the public offering of subscription receipts of Blue Pearl Mining Ltd.

99.68	Receipt for Final Short Form Prospectus dated October 13, 2006.

99.69	Amendment No. 1 to Agreement and Plan of Merger dated October 13, 2006.

99.70	Form 51-102F3 — Material Change Report dated October 17, 2006 announcing pricing of the proposed offering of subscription receipts.

99.71	Final Mutual Reliance Review System Decision Document dated October 16, 2006.

99.72	Auditor’s Consent Letter from Ehrhardt Keefe Steiner & Hottman PC dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.73	Auditor’s Consent Letter from Wasserman Ramsay dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.74	Final Short Form Prospectus dated October 13, 2006 for Blue Pearl Mining Ltd.

99.75	Issuer’s Legal Counsel’s Consent Letter from Cassels Brock and Blackwell LLP dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.76	Underwriter’s Legal Counsel’s Consent Letter from Goodman and Carr LLP dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.77	Expert’s Consent Letter from Stephen McMaster, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.78	Expert’s Consent Letter from Stephen McMaster, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.79	Expert’s Consent Letter from Pierre C. Pelletier, P.Eng., MBA dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.80	Expert’s Consent Letter from Pierre C. Pelletier, P.Eng., MBA dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.81	Expert’s Consent Letter from John T. Postle, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.82	Expert’s Consent Letter from John T. Postle, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.83	Expert’s Consent Letter from William E. Roscoe, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

Exhibit No.	Description

99.84	Expert’s Consent Letter from Richard E. Routledge, M.Sc., Applied P.Geo. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.85	Expert’s Consent Letter from Hoe Teh, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.86	Expert’s Consent Letter from Hoe Teh, P.Eng. dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.87	Cover Letter from Cassels Brock and Blackwell LLP dated October 13, 2006 regarding the Final Short Form Prospectus for Blue Pearl Mining Ltd.

99.88	Agency Agreement dated October 13, 2006.

99.89	News release dated October 13, 2006 announcing pricing of the proposed offering of subscription receipts.

99.90	Confirmation of Notice of Record and Meeting Dates dated October 4, 2006.

99.91	Form 52-109F2 — Certification of Interim Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated September 29, 2006.

99.92	Form 52-109F2 — Certification of Interim Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated September 29, 2006.

99.93	Cover Letter from Cassels Brock and Blackwell LLP dated September 29, 2006 regarding the Unaudited Interim Consolidated Financial Statements of Blue Pearl Mining Ltd.

99.94	Amended Interim Financial Statements for the three and six months ended June 30, 2006 and 2005.

99.95	Form 52-109F1 — Certification of Annual Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated September 29, 2007.

99.96	Form 52-109F1 — Certification of Annual Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated September 29, 2007.

99.97	News release dated September 12, 2006 announcing that Blue Pearl Mining Ltd. filed a preliminary short form prospectus for public offering of subscription receipts.

99.98	Preliminary Mutual Reliance Review System Decision Document dated September 12, 2006.

99.99	Receipt for Preliminary Short Form Prospectus dated September 12, 2006.

99.100	Preliminary Short Form Prospectus for Blue Pearl Mining Ltd. dated September 11, 2006.

99.101	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 9, 2006.

Exhibit No.	Description

99.102	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 9, 2006.

99.103	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.104	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.105	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.106	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.107	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.108	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.109	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.110	Letter from Cassels Brock and Blackwell LLP concerning the addition of a recipient agency dated September 8, 2006.

99.111	Expert’s Consent Letter from Stephen McMaster, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.112	Expert’s Consent Letter from Stephen McMaster, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.113	Expert’s Consent Letter from Pierre C. Pelletier, P.Eng., MBA dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.114	Expert’s Consent Letter from John T. Postle, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.115	Expert’s Consent Letter from John T. Postle, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.116	Expert’s Consent Letter from Pierre C. Pelletier, P.Eng., MBA dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

Exhibit No.	Description

99.117	Expert’s Consent Letter from Hoe Teh, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.118	Expert’s Consent Letter from Hoe Teh, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.119	Expert’s Consent Letter from William E. Roscoe, P.Eng. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.120	Expert’s Consent Letter from Richard E. Routledge, M.Sc., Applied P.Geo. dated September 8, 2006 regarding the Material Change Report for Blue Pearl Mining Ltd. dated September 8, 2006.

99.121	Form 51-102F3 — Material Change Report dated September 8, 2006 announcing that Blue Pearl Mining Ltd. agreed to acquire Thompson Creek Metals Company.

99.122	Bank Facilities Commitment Letter dated September 1, 2006.

99.123	Agreement and Plan of Merger dated September 1, 2006.

99.124	Technical report on the Endako Mine dated July 31, 2006.

99.125	Technical report on the Thompson Creek Mine dated July 31, 2006.

99.126	Report under Part 4 of National Instrument 62-103 dated September 8, 2006.

99.127	Report under Part 4 of National Instrument 62-103 dated September 7, 2006.

99.128	News release dated September 5, 2006 announcing that Blue Pearl Mining Ltd. agreed to acquire Thompson Creek Metals Company.

99.129	News release dated August 31, 2006 announcing negotiation for the acquisition of an operating company.

99.130	Form 52-109F2 — Certification of Interim Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated August 10, 2006.

99.131	Form 52-109F2 — Certification of Interim Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated August 10, 2006.

99.132	Management’s Discussion and Analysis for the three and six months ended June 30, 2006 and 2005.

99.133	Interim Financial Statements for the three and six months ended June 30, 2006 and 2005.

99.134	Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions dated July 25, 2006.

99.135	News release dated June 15, 2006 announcing the infill drill results at the Davidson molybdenum Project.

Exhibit No.	Description

99.136	Report under Part 4 of National Instrument 62-103 dated June 9, 2006.

99.137	Report of Voting Results for the annual meeting of the shareholders held on May 11, 2006.

99.138	Form 52-109FT1 — Certification of Interim Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated May 11, 2006.

99.139	Form 52-109FT1 — Certification of Interim Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated May 11, 2006.

99.140	Electronic transmission dated May 15, 2006 discussing what materials were sent to shareholders.

99.141	Form 52-109FT1 — Certification of Annual Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated May 11, 2006.

99.142	Form 52-109FT1 — Certification of Annual Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated May 11, 2006.

99.143	Management’s Discussion and Analysis for the three months ended March 31, 2006 and 2005.

99.144	Interim Financial Statements for the three months ended March 31, 2006 and 2005.

99.145	Electronic transmission dated April 19, 2006 discussing what materials were sent to Directors, Auditors and shareholders.

99.146	Supplemental Mailing List Form.

99.147	News release dated April 12, 2006 announcing results from three additional drill holes on the Lower Zone of the Davidson molybdenum Project and announcing that an analysis of exploration drill records from the 1970s revealed a potential extension zone.

99.148	Form of Proxy to be used at the annual meeting of the shareholders to be held on May 11, 2006.

99.149	Blue Pearl Mining Ltd. Management Information Circular.

99.150	Blue Pearl Mining Ltd. Notice of Annual Meeting of the Shareholders dated March 21, 2006.

99.151	Blue Pearl Mining Ltd. Annual Report for 2005.

99.152	Blue Pearl Mining Ltd. Annual Report for 2005.

99.153	News release dated April 5, 2006 announcing that Blue Pearl Mining Ltd. has completed a $3 million financing for its Davidson molybdenum Project.

Exhibit No.	Description

99.154	Blue Pearl Mining Ltd. Annual Information Form for the year ended December 31, 2005.

99.155	Expert’s Consent Letter from Gary Giroux, P.Eng. dated March 27, 2006 regarding the Blue Pearl Mining Ltd. Renewal Annual Information Form for the year ended December 31, 2005.

99.156	Form 52-109FT1 — Certification of Annual Filings by the Chief Executive Officer of Blue Pearl Mining Ltd. dated March 17, 2006.

99.157	Form 52-109FT1 — Certification of Annual Filings by the Chief Financial Officer of Blue Pearl Mining Ltd. dated March 17, 2006.

99.158	Management’s Discussion and Analysis for the year ended December 31, 2005 and for the six months ended December 31, 2004.

99.159	Blue Pearl Mining Ltd. Audited Annual Consolidated Financial Statements for the year ended December 31, 2005 and for the six months ended December 31, 2004.

99.160	Form 13-502F1 — Annual Participation Fee for Reporting Issuers.

99.161	News release dated March 10, 2006 announcing that Blue Pearl Mining Ltd. entered into a $3,021,000 brokered private placement.

99.162	Report under Part 4 of National Instrument 62-103 dated March 7, 2006.

99.163	Form 51-102F3 — Material Change Report dated March 3, 2006 announcing that Blue Pearl Mining Ltd. signed a Memorandum of Understanding with Endako Mines.

99.164	Confirmation of Notice of Record and Meeting Dates dated March 3, 2006.

99.165	News release dated February 28, 2006 announcing further drill results from an underground drill program underway on the Davidson Project.

99.166	News release dated February 27, 2006 announcing that Blue Pearl Mining Ltd. signed a Memorandum of Understanding with Endako Mines.

99.167	News release dated February 24, 2006 announcing further drill results from an underground drill program underway on the Davidson Project.

99.168	News release dated February 3, 2006 announcing initial drill results from an underground drill program underway on the Davidson Project.

99.169	News release dated January 20, 2006 announcing that there are no undisclosed material corporate developments to account for recent trading activity in the shares of Blue Pearl Mining Ltd. on the Toronto Stock Exchange.

99.170	News release dated January 12, 2006 announcing Blue Pearl Mining Ltd.’s private placement of 500,000 Units with Berner & Company Inc.

99.171	News release dated October 15, 2007 announcing the posting on the Registrant’s website of a new report on molybdenum.

Exhibit No.	Description

Other Financial Statements and GAAP Reconciliation

99.172	Thompson Creek Metals Company Inc. Amended Audited Annual Consolidated Financial Statements for the years ended December 31, 2006 and 2005 including the report of the auditors thereon and a US GAAP reconciliation of such financial statements.

Consents

99.173	Consent of PricewaterhouseCoopers LLP, Chartered Accountants.

99.174	Consent of PricewaterhouseCoopers LLP, Chartered Accountants.

99.175	Consent of Wasserman Ramsey, Chartered Accountants.

99.176	Consent of Ehrhardt Keefe Steiner & Hottman PC

99.177	Consent of Dr. Anoush Ebrahimi, P.Eng., Senior Mining Engineer at Wardrop Engineering Inc.

99.178	Consent of Greg Z. Mosher, P.Geo., Senior Geologist at Wardrop Engineering Inc.

99.179	Consent of Stephen McMaster, P.Eng., Engineer at Hatch Ltd.

99.180	Consent of Pierre C. Pelletier, P.Eng., MBA, Professional Engineer at Rescan Environmental Services Ltd.

99.181	Consent of John T. Postle, P.Eng., Consulting Mining Engineer at Scott Wilson Roscoe Postle Associates Inc.

99.182	Consent of William E. Roscoe, P.Eng., Consulting Geologist at Scott Wilson Roscoe Postle Associates Inc.

99.183	Consent of Richard E. Routledge, M.Sc., Applied P.Geo., Consulting Geologist at Scott Wilson Roscoe Postle Associates Inc.

99.184	Consent of Hoe Teh, P.Eng., Senior Metallurgist at Hatch Ltd.

99.185	Consent of Gary Giroux, P.Eng. from Giroux Consultants Ltd.

Constating Documents

99.186	Amended Articles of Amalgamation

99.187	By-Laws